SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

Information to be Included in Statements Filed Pursuant to § 240.13-1(b), (c)

and (d) and Amendments There to filed Pursuant to § 240.13d-2

Under the Securities Exchange Act of 1934

(Amendment No. 6)

ACCURAY INCORPORATED

(Name of issuer)

COMMON STOCK

(Title of class of securities)

004397105

(CUSIP number)

December 31, 2010

(Date of event which requires filing of this statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the .

CUSIP No. 004397105	13G	Page 2 of 7 Pages

1	Names of reporting person President (BVI) International Investment Holdings Ltd.
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Citizenship or place of organization British Virgin Islands
Number of shares beneficially owned by each reporting person with	5	Sole voting power None
	6	Shared voting power 3,418,921
	7	Sole dispositive power None
	8	Shared dispositive power 3,418,921
9	Aggregate amount beneficially owned by each reporting person 3,418,921
10	Check if the aggregate amount in Row (9) excludes certain shares ☐
11	Percent of class represented by amount in Row 9 5.8%
12	Type of reporting person CO

CUSIP No. 004397105	13G	Page 3 of 7 Pages

1	Names of reporting person President International Development Corporation
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Citizenship or place of organization Republic of China
Number of shares beneficially owned by each reporting person with	5	Sole voting power None
	6	Shared voting power 3,418,921
	7	Sole dispositive power None
	8	Shared dispositive power 3,418,921
9	Aggregate amount beneficially owned by each reporting person 3,418,921
10	Check if the aggregate amount in Row (9) excludes certain shares ☐
11	Percent of class represented by amount in Row 9 5.8%
12	Type of reporting person CO

CUSIP No. 004397105	13G	Page 4 of 7 Pages

1	Names of reporting person Uni-President Enterprises Corp.
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Citizenship or place of organization Republic of China
Number of shares beneficially owned by each reporting person with	5	Sole voting power None
	6	Shared voting power 3,418,921
	7	Sole dispositive power None
	8	Shared dispositive power 3,418,921
9	Aggregate amount beneficially owned by each reporting person 3,418,921
10	Check if the aggregate amount in Row (9) excludes certain shares ☐
11	Percent of class represented by amount in Row 9 5.8%
12	Type of reporting person CO

CUSIP No. 004397105	13G	Page 5 of 7 Pages

Item 1	(a).	Name of Issuer:

ACCURAY INCORPORATED

Item 1	(b).	Address of Issuer’s Principal Executive Offices:

1310 Chesapeake Terrace Sunnyvale, CA 94089

Item 2	(a).	Name of Persons Filing:

		I	President (BVI) International Investment Holdings Ltd.

		II	President International Development Corporation

		III	Uni-President Enterprises Corp.

Item 2	(b).	Address of Principal Business Office or, if None, Residence:

		I	10F, No. 11 Songgao Road Taipei 110, Taiwan, Republic of China

		II	10F, No. 11 Songgao Road Taipei 110, Taiwan, Republic of China

		III	301 Chung Cheng Road Yungkang City, Tainan County 710 Taiwan, Republic of China

Item 2	(c).	Citizenship:

		I	British Virgin Islands

		II	Republic of China

		III	Republic of China

Item 2	(d).	Title of Class of Securities:

Common Stock

Item 2	(e).	CUSIP Number:

004397105

Item 3.		If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

Not Applicable

CUSIP No. 004397105	13G	Page 6 of 7 Pages

Item 4.	Ownership.

Enclosed below is the aggregate number and percentage of the class of securities of the issuer identified in Item 1 beneficially owned by each Reporting Person identified in Item 2 for each such Reporting Person.

(a) Amount beneficially owned:

3,418,921

(b) Percent of class:

5.8%

(c) Number of shares as to which such person has:

Sole power to vote or to direct the vote:

0

Shared power to vote or to direct the vote:

3,418,921

Sole power to dispose or direct the disposition of:

0

Shared power to dispose or direct the disposition of:

3,418,921

President (BVI) International Investment Holdings Ltd. is a wholly-owned subsidiary of President International Development Corporation, which is a 68.0% owned subsidiary of Uni-President Enterprises Corp., a Republic of China company publicly traded on the Taiwan Stock Exchange. President International Development Corporation and Uni-President Enterprises Corp. may be deemed to share dispositive and voting power over the shares owned by President (BVI) International Investment Holdings Ltd.

Item 5.	Ownership of 5 Percent or Less of a Class.

Not Applicable

Item 6.	Ownership of More than 5 Percent on Behalf of Another Person.

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable

Item 8.	Identification and Classification of Members of the Group.

Not Applicable

Item 9.	Notice of Dissolution of Group.

Not Applicable

Item 10.	Certification.

By signing below each of the undersigned certifies that, to the best of his knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 004397105	13G	Page 7 of 7 Pages

SIGNATURE

January 24, 2011

PRESIDENT (BVI) INTERNATIONAL INVESTMENT HOLDINGS LTD.

BY:	/s/ Chang-Sheng Lin
Chang-Sheng Lin
Sole Director

PRESIDENT INTERNATIONAL DEVELOPMENT CORPORATION

BY:	/s/ Tsung-Ming Su
Tsung-Ming Su
President

UNI-PRESIDENT ENTERPRISES CORP

BY:	/s/ Chin-Yen Kao
Chin-Yen Kao
Chairman